UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE




                                                            December 23, 2019

  Laura Shawver, Ph.D.
  President and Chief Executive Officer
  Synthorx, Inc.
  11099 N. Torrey Pines Road, Suite 190
  San Diego, California 92037

          Re:     Synthorx, Inc.
                  Schedule 14D-9 filed by Synthorox, Inc. on December 9, 2019 File No. 005-90741

  Dear Ms. Shawver:

       We have reviewed the filing referenced above, and we have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

  Schedule 14D-9

      1. The Form 8-K filed under cover of Schedule 14D-9 refers to three exhibits: Exhibit 2.1
         (Agreement and Plan of Merger, dated as of December 7, 2019, by and among Synthorx,
         Inc., Sanofi and Thunder Acquisition Corp.), Exhibit 99.1 (Joint Press Release of Sanofi
         and Synthorx, Inc., dated December 8, 2019) and Exhibit 99.2 (Letter to Synthorx, Inc.
         employees, first made available on December 8, 2019). While those three exhibits were attached to the Form 8-K filed on December 9, 2019, they were not attached to, or incorporated by reference into, the Schedule 14D-9. Although General Instruction A.2.
         to Form 8-K states that a Form 8-K filing which includes pre-commencement tender offer communications will be deemed filed under certain rules such as Rule 14d-2(b), neither the instruction nor the cover page of Form 8-K provides that Form 8-K may be used to perfect compliance with Rule 14d-9(a) with respect to communications made in advance of tender offer commencement. Please explain to us the legal basis upon which Synthorx relied to exclude those exhibits from the Schedule 14D-9, and how the exclusion thereof complies with Rule 14d-9(a)(2). Refer also to General Instruction B. to Rule 14d-101.
                                         *       *      *


        We remind you that the issuer and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3266.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions



cc: Barbara Borden, Esq. (via email)
Rama Padmanabhan, Esq. (via email)
Kenneth J. Rollins, Esq. (via email)
Cooley LLP